As filed with the United States Securities and Exchange Commission on June 23, 2020
Registration No. 333-202274
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
NEW WORLD DEVELOPMENT COMPANY LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
Hong Kong
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Tel: (302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100
It is proposed that this filing become effective under Rule 466:	☑	immediately upon filing.
	□	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: □
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one ordinary share of New World Development Company Limited	n/a	n/a	n/a	n/a
*   Each unit represents one American Depositary Share.
**     Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-120493.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (Registration No. 333-202274) is being filed solely to (i) effect a ratio change for each American Depositary Share so that the new ratio shall be one (1) American Depositary Share to one-half (1/2) of one ordinary share of New World Development Company Limited, and (ii) make corresponding changes reflecting the ratio change to the previously filed Deposit Agreement.

PART I
INFORMATION REQUIRED IN PROSPECTUS
PROSPECTUS
The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and incorporated herein by reference.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED
CROSS REFERENCE SHEET
Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Top center

	(ii)	The procedure for voting, if any, the deposited securities	Articles (16), (17), and (19)

	(iii)	The collection and distribution of dividends	Articles (4), (13), (14), (16), and (19)

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles (9), (12), (16), (17), (18) and (19)

	(v)	The sale or exercise of rights	Articles (14), (15), (16), and (19)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number (13), (14), (16), (18) and (19)

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles number (21) and (22)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (3), (4), (6), and (8)

	(x)	Limitation upon the liability of the depositary	Articles (15), (19), (20), and (22)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Articles (7) and (8)

Item 2. AVAILABLE INFORMATION	Article (12)

(a) As set forth in Article (12) of the Form of Receipt constituting the prospectus included herein, New World Development Company Limited (the "Company") publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (http://www.nwd.com.hk/) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 2.	EXHIBITS
(a)(1)
Form of Amended and Restated Deposit Agreement (including the form of American Depositary Receipt), dated as of November 19, 2004, among New World Development Company Limited, Deutsche Bank Trust Company Americas as Depositary, and all Owners and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts. – Previously filed as exhibit 1 to Registration Statement No. 333-120493 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement (including the form of American Depositary Receipt), dated as of June , 2020 – Filed herewith as Exhibit (a)(2).
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.
(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.
(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).
(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Previously filed and also as set forth on the signature pages hereto.

Item 3.	UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, dated as of November 19, 2004 and as amended to date, by and among New World Development Company Limited, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F‑6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 23, 2020.

Legal entity created by the Deposit Agreement, as amended, for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing a specified number of ordinary shares of New World Development Company Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Fitzpatrick
	Name:	Michael Fitzpatrick
	Title:	Vice President

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, New World Development Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on June 23, 2020.

New World Development Company Limited

By:	/s/ Dr. Adrian Cheng Chi-Kong JP
	Name:	Dr. Adrian Cheng Chi-Kong JP
	Title:	Executive Vice-Chairman and Chief Executive Officer

POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of Dr. Adrian Cheng Chi-Kong JP and Mr. Sitt Nam-Hoi, each in their individual capacity, his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him/her and his/her name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all facts and things that said attorney-in-fact and agent, or his substitute may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on June 23, 2020.

Signatures	Capacity

/s/ Dr. Adrian Cheng Chi-Kong JP	Executive Vice Chairman and Chief Executive Officer
Dr. Adrian Cheng Chi-Kong JP

/s/ Dr. Cheng Kar-Shun, Henry GBM, GBS	Chairman and Executive Director
Dr. Cheng Kar-Shun, Henry GBM, GBS

/s/ Cheng Chi-Heng	Executive Director
Mr. Cheng Chi-Heng

/s/ Cheng Chi-Man, Sonia	Executive Director
Ms. Cheng Chi-Man, Sonia

/s/ Sitt Nam-Hoi	Executive Director
Mr. Sitt Nam-Hoi

Executive Director
Ms. Huang Shaomei, Echo

/s/ Chiu Wai-Han, Jenny	Executive Director
Ms. Chiu Wai-Han, Jenny

/s/ Doo Wai-Hoi, William JP	Vice Chairman, Non-Executive Director
Mr. Doo Wai-Hoi, William JP

/s/ Cheng Kar-Shing, Peter	Non-Executive Director
Mr. Cheng Kar-Shing, Peter
/s/ Ki Man-Fung, Leonie GBS, SBS, JP	Non-Executive Director
Ms. Ki Man-Fung, Leonie GBS, SBS, JP
Independent Non-Executive Director
Mr. Yeung Ping-Leung, Howard

Independent Non-Executive Director
Mr. Cha Mou-Sing, Payson JP

Independent Non- Executive Director
Mr. Ho Hau-Hay, Hamilton

Independent Non-Executive Director
Mr. Lee Luen-Wai, John BBS, JP

Independent Non-Executive Director
Mr. Liang Cheung-Biu, Thomas

Independent Non-Executive Director
Mr. Ip Yuk-Keung

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the undersigned in Newark, Delaware on June 23, 2020.
PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS
Exhibit Number
(a)(2)	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement
(e)	Certification under Rule 466